GALEY & LORD                                                      P.O. Box 35528
                                           Greensboro, North Carolina 27425-0528


[GRAPHIC OMITTED]                           Contact:   Michael R. Harmon
                                                       EVP/CFO
                                                       (336) 665-3037




            GALEY & LORD, INC. ANNOUNCES COMPLETION OF NOTE OFFERING

GREENSBORO, NC, FEBRUARY 24, 1998/PRNewswire - Galey & Lord, Inc. (NYSE: GNL) announced today that it closed its private offering of $300 million of Senior Subordinated Notes due in 2008 with a coupon rate of 9.125%. The offering was increased from $275 million to take advantage of attractive interest rates. Net proceeds from the offering will be used to repay $275 million principal amount of borrowings under a senior subordinated bridge financing facility incurred to acquire the apparel fabrics businesses of Dominion Textile Inc. and for general corporate purposes. First Union Capital Markets acted as placement agent in the offering.

The offering and sale of the Senior Subordinated Notes has not been registered under the Securities Act of 1933, as amended, and the Senior Subordinated Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Galey & Lord is a leading global manufacturer of textiles for sportswear, including cotton casuals, denim and corduroy, as well as a major international manufacturer of workwear fabrics. The Company, through its garment manufacturing operations, offers its apparel fabric customers a complete package of fabrics and garments from one source. The Company also is a manufacturer of dyed and printed fabrics for use in home fashions.